

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 7, 2008

Via Mail and Fax

Daniel Gallagher
Chief Financial Officer
Town Sports International Holdings, Inc.
5 Penn Plaza, 4th Floor
New York, NY 10001

> **RE:** **Town Sports International Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 000-52013**

Dear Mr. Gallagher:

We have reviewed your response letter dated October 23, 2008, and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 10-K for the Year Ended December 31, 2007</u>

<u>"EBITDA"</u>

1. We note your intended revised disclosure in regard to EBITDA within the response to our prior comment number 2. We do not believe you have provided substantive reasons specific to you that demonstrate the usefulness of this non-GAAP measure of operating performance to your investors. Your intended revised disclosure indicates the measure is presented as a basis of comparison of operating performance to others, which is vague and nonspecific to you. In this context, it is unclear to us how EBITDA enables a "more accurate comparison of operating performance to other companies," or provides "a meaningful measure of corporate performance," particularly given the significance of debt and fixed assets to your operations. You also state that EBITDA is used by "investors and industry analysts as an overall assessment of your performance." However, the fact that a non-GAAP measure is used by analysts cannot be the sole support for presenting the non-GAAP measure. Refer to footnote 44 of FR-65. Finally, you state that your current period depreciation is not a good indication of your current or future period capital expenditures. However, EBITDA includes neither depreciation nor capital expenditures, so it is not clear how this non-GAAP measure is useful in this regard. Based on the preceding, we do believe you have appropriately justified the use of this non-GAAP measure and believe you should revise to discontinue use of EBITDA in future filings.

2. We note your response to our prior comment 3 in which you refer to your response to our prior comment 2. However, it does not appear that your response to prior comment 2 addressed our comment. Therefore, we reissue our prior comment. Interest and tax expenses are already excluded from your operating income, a GAAP measure, so it is not clear why an alternative measure is necessary to exclude such amounts. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding

initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief